Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Brigham Resources Operating, LLC:

We consent to the incorporation by reference in the registration statements No. 333-217479 on Form S-4, No. 333-214892 on Form S-3ASR, No. 333-188552 on Form S-8, and No. 333-215798 on Form S-8 of Diamondback Energy, Inc. of our report dated March 31, 2017, with respect to the consolidated and combined balance sheets of Brigham Resources Operating, LLC as of December 31, 2016, 2015, and 2014, and the related consolidated and combined statements of operations, members’ equity, and cash flows for each of the years then ended, which report appears in the Form 8‑K/A of Diamondback Energy, Inc. filed May 3, 2017.

/s/ KPMG LLP
Dallas, Texas
May 3, 2017